Ropes & Gray LLP

One Embarcadero Center, Suite 2200

San Francisco, CA 94111

April 30, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Ms. Sally Samuel

Re:	Post-Effective Amendment No. 6 to Registration Statement on Form N-1A of RS Variable Products Trust filed on February 29, 2008 (File Nos. 333-135544 and 811-21922)

Dear Ms. Samuel:

This letter responds to comments provided orally by you to the undersigned on April 4, 2008 relating to Post-Effective Amendment No. 6 to the registration statement of RS Variable Products Trust (the “Trust” or the “Registrant”) on Form N-1A. Post-Effective Amendment No. 6 relates to each series (each, a “Fund,” and collectively, the “Funds”) of the Registrant. For convenience of reference, the Securities and Exchange Commission (“SEC”) staff’s comments have been summarized before each response.

1. Comment: Please explain supplementally why the performance of RS Technology VIP Series (previously, The Information Age VIP Series®) is not included in the Prospectus of RS Technology VIP Series.

Response: Item 2(c)(2) of Form N-1A provides that a fund should include performance information if a fund has annual returns for at least one calendar year. RS Technology VIP Series (which changed its name from The Information Age VIP Series® effective January 15, 2008) commenced operations on July 31, 2007 and, therefore, does not yet have annual returns for at least one calendar year.

2. Comment: Because RS Technology VIP Series is a “New Fund” as defined in Item 3 of Form N-1A, it is required to include only the 1-year and 3-year expense examples in its “Cost of investing” table.

Response: The “Cost of investing” table has been revised to include only the 1-year and 3-year expense examples.

3. Comment: Please describe the steps the Funds have taken to comply with Rule 22c-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and consider adding additional disclosure regarding the Funds’ policies and procedures with regards to short-term trading.

Response: Pursuant to Rule 22c-2(a)(2)(i), the Trust, on behalf of the Funds, has entered into a shareholder information agreement with The Guardian Insurance & Annuity Company, Inc. (“GIAC”); RS Investments Management Co. LLC, the Funds’ adviser (“RS Investments”); and RS Investment Trust. In connection with this agreement and Rule 22c-2, RS Investments monitors aggregate cash flows to and from the separate accounts that invest in the Funds’ shares (currently, all separate accounts of GIAC), and will seek to have GIAC enforce the separate accounts’ policies on excessive short term trading if RS Investments identifies high cash flows relative to the size of an account or other indications that excessive short-term trading may be taking place in a particular account. We respectfully submit that the Registrant’s policies and procedures with regards to short-term trading are described in the Prospectus under the section “Frequent Purchases and Redemptions.”

4. Comment: Please clarify that the percentage limitations on investments in illiquid securities do not apply solely at the time of investment.

Response: The requested change has been made. The section “Note Regarding Percentage Limitations” has been revised as follows:

“All percentage limitations on investments in this Prospectus will apply at the time of investment (excluding investments in illiquid securities)[.]”

5. Comment: Please consider disclosing how a Fund segregates liquid assets to cover open derivatives positions.

Response: The Prospectus of each Fund that invests in derivatives states, “The Series may be required to segregate certain of its assets on the books of its custodian with respect to derivatives transactions entered into by the Series.” We respectfully submit that we believe this is adequate disclosure regarding how the Funds segregate liquid assets to cover certain open derivatives positions.

6. Comment: If any of the Funds have exposure to investments in sub-prime mortgages, please consider adding disclosure to the Fund’s Prospectus regarding the risks and features thereof.

Response: The following disclosure has been added to the description of Mortgage- and Asset-backed Securities Risk in the Prospectus of RS Low Duration Bond VIP Series, RS Investment Quality Bond VIP Series, RS Asset Allocation VIP Series, and RS High Yield Bond VIP Series.

Subprime mortgage loans, which typically are made to less creditworthy borrowers, have a higher risk of default than conventional mortgage loans. Therefore, mortgage-backed securities backed by subprime mortgage loans may suffer significantly greater declines in value due to defaults.

7. Comment. For any Fund for which expenses associated with short sales exceeded five basis points of the average daily net assets of the Fund for the fiscal year ended December 31, 2007, please add a separate column in the annual fund operating expenses table indicating the amount of such expenses.

Response: We confirm that none of the Funds incurred expenses associated with short sales in excess of five basis points for the fiscal year ended December 31, 2007.

8. Comment. Please explain supplementally why the introductory paragraph immediately preceding the trustee compensation table in the Statement of Additional Information (“SAI”) states that the amounts shown for each Fund with less than a full fiscal year of operations have been estimated for the fiscal year ending December 31, 2008, while footnote 4 of the trustee compensation table states that the amounts shown represent actual compensation paid in 2007.

Response. In accordance with Item 12 of Form N-1A and the introductory paragraph for the table, the amounts shown in the trustee compensation table for each Fund with less than a full fiscal year of operations represents an estimate of compensation to be paid by the Fund to each trustee in the fiscal year ending December 31, 2008. Footnote 4 of the trustee compensation table only refers to the calculation of total cash compensation paid to the trustees across the entire RS fund complex. Total cash compensation is calculated using actual compensation paid to each trustee in 2007 by each Fund, regardless of whether the Fund had a full fiscal year of operations as of December 31, 2007.

9. Comment. Please include the total dollar amounts paid by the Funds to each sub-adviser.

Response. In accordance with the requirements of Item 14 of N-1A, the SAI includes the total dollar amounts paid by the Funds to the Funds’ adviser, RS Investments. Additionally, the SAI also includes the percentage of fees paid by RS Investments to the sub-advisers. We respectfully submit that Item 14 of Form N-1A requires the disclosure of “[t]he total dollar amount paid by the Funds to the adviser” and does not require the disclosure of dollar amounts paid by RS Investments to the sub-advisers. The Funds do not directly pay any advisory fee to any of the sub-advisers.

10. Comment. Please clarify in Part C of the Registration Statement that the Registrant is incorporating by reference only to its Registration Statement.

Response. The requested clarification has been made.

11. Comment. Please consider including in Part C of the Registration Statement disclosure similar to the provision on the limitation of indemnification required by Item 510 of Regulation S-K.

Response. The requested change has been made.

In addition, on behalf of the Registrant we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the review of this filing by the Commission’s staff, under delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrant will not assert the review by the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Should you have any questions, please do not hesitate to call me at (415) 315-6302. Thank you for your assistance.

Very truly yours,

/s/ Matthew Gaarder-Wang
Matthew Gaarder-Wang

cc:	Benjamin L. Douglas, RS Investment Management Co. LLC

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP